Agile Therapeutics, Inc.

101 Poor Farm Road

Princeton, New Jersey 08540

May 19, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey P. Riedler

Assistant Director

Re: Agile Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1

File No. 333-194621

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00pm, Washington, D.C. time, on May 21, 2014, or at such later time as the Company or its counsel may orally request via telephone call to the staff.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Emilio Ragosa at (609) 919-6633.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-1.

Very truly yours,

Agile Therapeutics, Inc.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title:	Chief Executive Officer

cc: Morgan, Lewis & Bockius LLP